Xuhang Holdings Limited

September 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Donald Field
James Giugliano
Doug Jones

Re:	Xuhang Holdings Limited

Amendment No. 6 to Registration Statement on Form F-1

Filed August 28, 2024

File No. 333-271029

Ladies and Gentlemen:

This letter is in response to the letter dated September 9, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 7 to Registration Statement on Form F-1 (“Amendment No. 7”) is being filed concurrently with the submission of this letter.

Amendment No. 6 to Registration Statement on Form F-1

Capitalization, page 70

1. It appears the “Total Shareholders’ Equity” amount in the Pro Forma column does not equal the sum of the components thereof. Please modify your presentation accordingly.

In response to the Staff’s comments, we have revised our disclosure on page 70 of the Amendment No. 7 to revise the capitalization table accordingly.

Underwriting, page 187

2. Please revise the table in this section to remove the reference to Orientiert XYZ Securities Limited as your registration statement reflects that they are no longer serving as underwriters in this offering.

In response to the Staff’s comments, we have revised our disclosure on page 187 of the Amendment No. 7 to remove the reference to Orientiert XYZ Securities Limited.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name: Tianhang Xiao
Title: Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC